                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K/A

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  15 October, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following replaces the 'AIB CAPITAL EXCHANGE OFFERING 2009 AMEND PPS' announcement released on 13 October 2009.

The announcement duplicated previously released information.  The full amended text is shown below.


FOR IMMEDIATE RELEASE

15th OCTOBER 2009

("AIB") (NYSE: AIB)

AIB UK I LP (the "Limited Partnership")
(a limited partnership organised under the laws of England and Wales)

Notice to the holders of the
€1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities having the benefit of a subordinated guarantee of

Allied Irish Banks, p.l.c.

(a company incorporated with limited liability in Ireland)
(ISIN:XS0208105055) (the "PPS")

Announcement of Amendment to PPS

The terms of the PPS have been amended by way of a supplemental limited partnership agreement dated 9 October 2009 (the "Supplemental Limited Partnership Agreement") to, inter alia, permit the redemption of the PPS held by AIB Capital Exchange Offering 2009 Limited ("AIB Capital"). The consideration for the redemption is the transfer to AIB Capital of subordinated notes issued by AIB Holdings (N.I.) Ltd. (as held by the Limited Partnership) not exceeding 99 per cent. of an aggregate nominal amount of PPS redeemed and consideration (in cash) on the terms set out in the Supplemental Limited Partnership Agreement.

The Supplemental Limited Partnership Agreement is available for inspection at the specified offices of the Paying and Transfer Agents for so long as any of the PPS remain outstanding.

AIB UK I LP

Registered Office:
AIB Bankcentre
Belmont Road
Uxbridge
Middlesex UB8 1SA

Dated: 13 October 2009


                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  15 October, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.